Filed Pursuant to Rule 424(b)(7)
Registration No. 333-130993

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Maximum aggregate offering price	Amount of registration fee
Common Stock	$870,146	$26.72(1)

(1) The registration fee with respect to 10,417,253 shares of Common Stock was previously paid.  This registration fee relates to an additional 11,305 shares of Common Stock and is calculated in accordance with Rule 457(c) and (r).  Also includes such indeterminate number of shares on Common Stock that may be issued pursuant to anti-dilution provisions of the 3.25% Convertible Senior Notes due 2012.

PROSPECTUS SUPPLEMENT NO. 12
(To Prospectus Dated January 12, 2006 and Prospectus Supplements Dated June 7, June 21, June 29, July 19, August 6, August 20, September 6, September 21, October 9, November 6 and November 19, 2007)

10,428,558 Shares
Common Stock

                This prospectus supplement supplements the prospectus dated January 12, 2006 and supersedes the prospectus supplements dated June 7, June 21, June 29, July 19, August 6, August 20, September 6, September 21, October 9, November 6 and November 19, 2007 relating to the offer and sell from time to time of up to 10,428,558 shares of common stock of The Macerich Company by the selling stockholders named therein.  This number of shares includes 191,263 shares held by selling stockholders that were acquired upon redemption of Units of The Macerich Partnership, L.P. and 10,237,295 shares constituting the maximum number of shares of our common stock that could be issued upon conversion of $950,000,000 aggregate principal amount of our 3.25 % Convertible Senior Notes due 2012 (the “Notes”), subject to certain adjustments.

            Investing in the common stock involves risks.  See “Risk Factors” beginning on page S-2 of the prospectus supplement dated June 7, 2007.

                We will not receive any proceeds from the sale by the selling stockholders of the common stock.  We will pay all expenses of the registration of the common stock and certain other expenses.

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 5, 2007.

                The information appearing under the heading “Selling Stockholders” in the prospectus supplement dated June 7, 2007 and in the prospectus supplements dated June 21, June 29, July 19, August 6, August 20, September 6, September 21, October 9, November 6 and November 19, 2007 is hereby amended in its entirety by the following information.  The number of shares of our common stock indicated for the listed selling stockholders may be in excess of the 10,428,558 shares to which this prospectus relates due to sales or transfers by selling stockholders of the Notes in transactions exempt from the registration requirements under the Securities Act of 1933 after the date on which the selling stockholders provided us with information regarding their holdings of Notes.

Selling Stockholder	Shares Prior to the Offering	Shares Available for Sale Under this Prospectus Supplement	Shares After Completion of the Offering(1)

Acuity Master Fund Ltd.	26,509	26,509	0
ADI Alternative Investments	226,298	226,298	0
ADI Alternative Investments c/o Casam ADI CB Arbitrage	53,880	53,880	0
ADI Alternative Investments c/o Kallista Master Fund Limited	107,761	107,761	0
Advent Convertible Arb Master	50,087	50,087	0
Advent Enhanced Phoenix	53,880	53,880	0
Akanthos Arbitrage Master Fund L.P.	692,338	538,805	153,533
Alexandra Global Master Fund Ltd. (3)	107,761	107,761	0
Arctos Partners Inc. (4)	107,761	107,761	0
Argent Classic Convertible Arbitrage Fund L.P. (5)	63,363	63,363	0
Argent Classic Convertible Arbitrage Fund II, L.P. (5)	1,185	1,185	0
Argentum Multi-Strategy Fund Ltd — Classic (5)	754	754	0
Argentum Multi-Strategy Fund 1 LP — Classic (5)	323	323	0
Aristeia International Limited (6)	429,718	429,718	0
Aristeia Partners Ltd. (6)	62,749	62,749	0
Arkansas PERS	32,867	32,867	0
Banc of America Securities LLC (2)(7)	641,177	102,372	538,805
Barclays Capital Securities Limited	80,820	80,820	0
Black Diamond Convertible Offshore LDC (8)	32,328	32,328	0
Black Diamond Offshore Ltd. (8)	8,319	8,319	0
BMO Nesbitt Burns Inc. (2)	32,328	32,328	0
Brookline Avenue Master Fund L.P. (9)	43,104	43,104	0
Canyon Capital Arbitrage Master Fund, Ltd. (10)(11)	481,853	481,853	0
Canyon Value Realization Fund, L.P. (11)(12)	191,706	191,706	0
Canyon Value Realization MAC 18, Ltd. (11)(13)	37,931	37,931	0
Carolyn C. Brown	125,263	125,263	0
CC Arbitrage, Ltd. (14)	21,552	21,552	0
CGNU Life Fund (15)	17,780	17,780	0
Citigroup Global Markets Inc. (2)	37,716	37,716	0
Claude S. Keyzers	31,000	31,000	0
CNH CA Master Account, L.P. (16)	53,880	53,880	0
Commercial Union Life Fund (15)	21,552	21,552	0
CQS Convertible and Quantitative Strategies Master Fund Limited (17)	377,163	377,163	0
Credit Industriel et Commercial	107,761	107,761	0
Credit Suisse International LLC (2)	188,581	188,581	0
DBAG London (18)	1,049,753	1,049,753	0
dbx-Convertible Arbitrate 12 Fund	3,523	3,523	0
D.E. Shaw Valence Portfolios, L.L.C. (19)	890,088	215,522	674,566
Deutsche Bank Securities, Inc. (2)	119,075	119,075	0
DKR SoundShore Oasis Holding Fund Ltd. (20)	215,522	215,522	0
Double Black Diamond Offshore LDC (8)	67,113	67,113	0

Empyrean Capital Fund LP (21)	52,724	52,724	0
Empyrean Capital Overseas Benefit Plan Fund Ltd. (21)	20,614	20,614	0
Empyrean Capital Overseas Fund Ltd. (21)	108,917	108,917	0
Fore Convertible Master Fund Ltd.	4,989	4,989	0
Fore ERISA Fund Ltd.	398	398	0
Geode Capital Master Fund Ltd. (22)	80,820	80,820	0
GLG Market Neutral Fund (23)	377,163	377,163	0
Goldman Sachs & Co. Profit Sharing Master Trust (24)	2,318	1,842	476
HFR CA Global Select Master Trust Account (5)	2,262	2,262	0
HFR CA Opportunity Master Trust (5)	2,112	2,112	0
HFR RVA OP Master Trust	7,510	7,510	0
Highbridge Convertible Arbitrage Master Trust LP (25)	43,104	43,104	0
Highbridge International LLC (25)	199,357	199,357	0
Institutional Benchmark Series	4,245	4,245	0
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series	22,414	22,414	0
Investcorp Interlachen Multi-Strategy Master Fund Limited (26)	10,776	10,776	0
J.P. Morgan Securities, Inc. (2)	431,044	431,044	0
Kamunting Street Master Fund, Ltd.	215,522	215,522	0
KBC Financial Products USA Inc. (27)	107,761	107,761	0
Kevin F. and Elizabeth A.G. Donohoe	30,000	30,000	0
LDG Limited (28)	3,200	3,200	0
Lehman Brothers Inc. (2)	129,313	129,313	0
Linden Capital LP (29)	189,849	188,581	1,268
Lydian Global Opportunities Master Fund Ltd. (30)	183,193	183,193	0
Lydian Overseas Partners Master Fund Ltd. (30)	560,357	560,357	0
Lyxor/Acuity Fund Ltd. (31)	35,130	35,130	0
Lyxor/Canyon Capital Arbitrage Fund Ltd. (11)(13)	186,049	186,049	0
Lyxor/Canyon Value Realization Fund Ltd. (11)(13)	28,933	28,933	0
Lyxor Master Trust Fund	1,681	1,681	0
Lyxor/Quattro Fund Limited	5,980	5,980	0
Marathon Global Convertible Master Fund, Ltd. (32)	269,402	269,402	0
Morley AISF Convertible Bond Arbitrage Fund	32,328	32,328	0
Norwich Union Life and Pensions (15)	45,529	45,529	0
Oz Special Funding (OZMD) LP (33)	188,822	159,798	29,024
Partners Group Alternative Strategies PCC Limited, Red Delta Cell	9,957	9,957	0
Platinum Grove Contingent Capital Master Fund (34)	484,924	484,924	0
Plexus Fund Limited (35)	528,028	528,028	0
PNC Equity Securities LLC (36)	21,552	21,552	0
Polygon Global Opportunities Master Fund (37)	215,522	215,522	0
Privilege Portfolio SICAV (15)	123,925	123,925	0
Quattro Fund Ltd.	162,837	162,837	0
Quattro Multistrategy Masterfund LP	13,006	13,006	0
Radcliffe SPC, Ltd. (38)	247,850	247,850	0
Raytheon Enhanced Master Pension Trust Fund	24,817	24,817	0
Redbrick Capital Master Fund, Ltd	161,641	161,641	0
RMF Umbrella SICAV	43,104	43,104	0
S.A.C. Arbitrage Fund, LLC (39)	269,402	269,402	0
Sailfish Multi Strategy Fixed Income Master Fund (G2) Ltd. (40)	323,283	323,283	0
Silvercreek Limited Partnership (41)	64,656	64,656	0
Silvercreek II Limited (41)	48,492	48,492	0

The Canyon Value Realization Fund (Cayman) Ltd. (11)(13)	474,417	474,417	0
Topaz Fund (42)	107,761	107,761	0
TQA Master Fund Ltd. (43)	32,489	20,388	12,101
TQA Master Plus Fund Ltd. (43)	20,452	12,780	7,672
UBS AG London FBO WCBP (44)	412,085	377,163	34,922
UBS Securities LLC (2)	167,703	165,736	1,967
Vicis Capital Master Fund (45)	96,984	96,984	0
Waterstone Market Neutral Master Fund, Ltd (46)	590,799	590,799	0
Waterstone Market Neutral Mac51 Fund, Ltd. (46)	325,168	325,168	0
Wilmington Trust Company (47)	5,000	5,000	0
Xavex Convertible Arbitrage 10 Fund (5)	6,034	6,034	0
Zurich Institutional Benchmarks Master Fund Ltd. (43)	10,737	6,735	4,002

(1)                                  Assumes all shares for sale under this prospectus supplement are sold.

(2)                                  The selling stockholder has identified itself as a registered broker-dealer and, accordingly, may be considered an underwriter under this prospectus supplement.

(3)                                  Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra”), serves as investment advisor to Alexandra Global Master Fund Ltd.  By reason of such relationship, Alexandra may be deemed to share dispositive power or investment control over the Notes relating to the shares of common stock listed for the selling stockholder.  Alexandra disclaims beneficial ownership of such Notes.  Mikhail A. Filimonov (“Filimonov”) is a managing member of Alexandra.  By reason of such relationship, Filimonov may be deemed to share dispositive power or investment control over the Notes relating to the shares of common stock listed for the selling stockholder.  Filimonov disclaims beneficial ownership of such Notes.

(4)                                  The Bear Stearns Companies Inc. owns the selling stockholder.  The selling stockholder has stated that it is an affiliate of Bear Stearns & Co. Inc., a registered broker-dealer, and that it acquired the Notes relating to the shares of common stock listed for the selling stockholder in the ordinary course of business and, at the time of purchase, did not have any agreements, understandings or arrangements, directly or indirectly, with any person to distribute such Notes.

(5)                                  Nathanial Brown and Robert Richardson have been identified by the selling stockholder as the persons who exercise voting power and investment control of the Notes relating to the shares of common stock listed for the selling stockholder.

(6)                                  Aristeia Capital LLC is the investment manager for this selling stockholder.  Robert H. Lynch, Jr. is a Managing Member of Aristeia Capital LLC.

(7)                                  Banc of America Securities, LLC (“BAS”) and its affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for the company and/or its affiliates for which services BAS has received, and may in the future receive, customary fees.  In addition, BAS and its affiliates have owned, currently own or may own, equity or equity-like securities of the company and/or its affiliates.

(8)                                  Clint D. Carlson exercises voting power and investment control over the Notes relating to the shares of common stock listed for the selling stockholder.

(9)                                  Brookline Avenue Partners, LP is the Investment Manager of the selling stockholder.  Richard M. Morano II and Charles B. Slotnik are the sole members of Kenmore Square, LLC, the General Partner of Brookline Avenue Partners, LP.

(10)                            Canyon Capital Advisors LLC is the investment advisor to the selling stockholder and has the power to direct investments by the selling stockholder.  The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner.

(11)                            The selling stockholder has stated that is an affiliate of Canyon Partners Inc., a registered broker-dealer, and that it acquired the Notes relating to the shares of common stock listed for the selling stockholder in the ordinary course of business and, at the time of purchase, did not have any agreements, understandings or arrangements, directly or indirectly, with any person to distribute such Notes.

(12)                            The general partner for the selling stockholder is Canpartners Investments III, L.P.  Canyon Capital Advisors LLC is the general partner of Canpartners Investments III, L.P.   The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner.

(13)                            Canyon Capital Advisors LLC is the investment advisor to the selling stockholder and has the power to direct investments by the selling stockholder.  The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner.

(14)                            As investment manager under a management agreement, Castle Creek Arbitrage LLC, may exercise dispositive and voting power with respect to the Notes relating to the shares of common stock listed for the selling stockholder.  Castle Creek Arbitrage LLC disclaims beneficial ownership of such Notes.  Daniel Asher and Allan Weine are the managing members of Castle Creek Arbitrage LLC.  Messrs. Asher and Weine disclaim beneficial ownership of the Notes relating to the shares of common stock listed for the selling stockholder.  A beneficial owner of the selling stockholder has a beneficial ownership interest in a number of registered broker-dealers.  The selling stockholder stated that it acquired the Notes relating to the shares of common stock listed for the selling stockholder in the ordinary course of business and, at the time of purchase, did not have any agreements, understandings or arrangements, directly or indirectly, with any person to distribute such Notes.

(15)                            David Clott exercises voting power and investment control over the Notes relating to the shares of common stock listed for the selling stockholder.

(16)                            CNH Partners, LLC is the investment advisor of the selling stockholder and has sole voting and dispositive power over the Notes relating to the shares of common stock listed for the selling stockholder.  Investment principals of CNH Partners, LLC are Robert Krail, Mark Mitchell and Todd Pulvino.

(17)                            The directors of the selling stockholder are Alan Smith, Blair Gauld, Dennis Hunter, Karla Bodden and James Rogers.

(18)                            The selling stockholder has stated that it is an affiliate Deutsche Bank Securities Inc., a registered broker-dealer, and that it acquired the Notes relating to the shares of common stock listed for the selling stockholder in the ordinary course of business and, at the time of purchase, did not have any agreements, understandings or arrangements, directly or indirectly, with any person to distribute such Notes.

(19)                            D.E. Shaw & Co. L.P., as either managing member or investment advisor, has voting and investment control over the shares of common stock beneficially owned by the selling stockholder and the Notes relating to the shares of common stock listed for the selling stockholder.  Julius Gaudio, Eric Wepsic and Anne Dinning, or their designees, exercise voting and investment control over such shares and Notes on behalf of D.E. Shaw & Co. L.P.  The selling stockholder has stated that it is an affiliate of D.E. Shaw Valence, L.L.C. and D.E. Shaw Securities, L.L.C., both registered broker-dealers, and that it acquired the shares of common stock and the Notes in the ordinary course of business and, at the time of purchase, did not have any agreements, understandings or arrangements, directly or indirectly, with any person to distribute such securities.

(20)                            The investment manager of the selling stockholder is DKR Oasis Management Company LP (the “Investment Manager”).  The Investment Manager has the authority to do any and all acts on behalf of the selling stockholder, including voting any shares held by the selling stockholder.  Mr. Seth Fischer is the managing partner of Oasis Management Holdings LLC, one of the general partners of the Investment Manager.  Mr. Fischer has ultimate responsibility for investments with respect to the securities held by the selling stockholder.

(21)                            Tian Xue has been identified by the selling stockholder as the natural person who exercises voting power and investment control of the Notes relating to the shares of common stock listed for the selling stockholder.

(22)                            The securities are held in CBARB, a segregated account of the selling stockholder, which is an open-ended exempted mutual fund company registered as a segregated accounts company under the laws of Bermuda.  Phil Dumas has been identified by the selling stockholder as the natural person who exercises voting power and investment control of the Notes relating to the shares of common stock listed for the selling stockholder.

(23)                            GLG Market Neutral Fund is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the Fund and has voting and dispositive power over the securities held by the Fund.  The general partner of GLG Partners LP is GLG Partners Limited, an English limited company.  The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green and

                                                Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity.  The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanuel Roman and, as a result, each has voting and dispositive power over the securities held by the Fund.  GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman disclaim beneficial ownership of the securities held by the Fund, except for their pecuniary interest therein.

(24)                            The selling stockholder has stated that it is an affiliate of Goldman Sachs & Co., a registered broker-dealer, and that it acquired the Notes relating to the shares of common stock listed for the selling stockholder in the ordinary course of business and, at the time of purchase, did not have any agreements, understandings or arrangements, directly or indirectly, with any person to distribute such Notes.

(25)                            Highbridge Capital Management, LLC is the trading manager of the selling stockholder and has voting control and investment discretion over the securities held by the selling stockholder.  Glen Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by the selling stockholder.  Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by the selling stockholder.

(26)                            Interlachen Capital Group LP is the trading manager of the selling stockholder and has voting and investment discretion over securities held by the selling stockholder.  Andrew Fraley, in his role as Chief Investment Officer of Interlachen Capital Group LP, has voting control and investment discretion over the securities held by the selling stockholder.  Andrew Fraley disclaims beneficial ownership of the securities held by the selling stockholder.  Investcorp Investment Advisors Limited, a manager of the selling stockholder and an SEC registered investment adviser, is under common control with N.A. Investcorp LLC, an NASD member broker-dealer who is not participating in the sale of the shares held by the selling stockholder. The selling stockholder has stated that it acquired the Notes relating to the shares of common stock listed for the selling stockholder in the ordinary course of business and, at the time of purchase, did not have any agreements, understandings or arrangements, directly or indirectly, with any person to distribute such Notes.

(27)                            KBC Financial Products USA Inc. is a direct wholly owned subsidiary KBC Financial Holdings, Inc., which in turn is a direct wholly owned subsidiary of KBC Bank N.V., which in turn is a direct wholly owned subsidiary of KBC Group N.V., a publicly traded entity.  The selling stockholder has identified itself as registered broker-dealer and, accordingly, may be considered an underwriter under this prospectus supplement.

(28)                            TQA Investors LLC has sold investment power and sole voting power over the Notes relating to the shares of common stock listed for the selling stockholder.  The members of TQA Investors LLC related to this investment are Paul Bucci, Darren Langis, Andrew Anderson and Steven Potamis.

(29)                            Linden GP LLC is the general partner of the selling stockholder and Siu Min Wong is the Managing Member of Linden GP LLC.

(30)                            David Friezo has been identified by the selling stockholder as the person who exercises voting power and investment control of the Notes relating to the shares of common stock listed for the selling stockholder.

(31)                            The selling stockholder has stated that it is an affiliate of a registered broker-dealer and that it acquired the Notes relating to the shares of common stock listed for the selling stockholder in the ordinary course of business and, at the time of purchase, did not have any agreements, understandings or arrangements, directly or indirectly, with any person to distribute such Notes.

(32)                            Marathon Asset Management, LLC, the investment advisor for the selling stockholder, exercises voting power and investment control over the Notes relating to the shares of common stock listed for the selling stockholder.  Bruce Richards and Louis Hanone are Managing Members of Marathon Asset Management, LLC.

(33)                            Oz Management L.L.C. manages the selling stockholder.  Daniel S. Och is the Senior Managing Member of OZ Management L.L.C.

(34)                            Platinum Grove Asset Management L.P. manages the selling stockholder and Yan Vtorov has been identified by the selling stockholder as the natural person who exercises voting power and investment control of the Notes relating to the shares of common stock listed for the selling stockholder.

(35)                            Dermot Keane has been identified by the selling stockholder as the natural person who exercises voting power and investment control of the Notes relating to the shares of common stock listed for the selling stockholder.

(36)                            The selling stockholder is a wholly owned subsidiary of PNC Holding, LLC, which is a wholly owned subsidiary of The PNC Financial Services Group, Inc.  The selling stockholder has stated that is an affiliate of a registered broker-dealer and that it acquired the Notes relating to the shares of common stock listed for the selling stockholder in the ordinary course of business and, at the time of purchase, did not have any agreements, understandings or arrangements, directly or indirectly, with any person to distribute such Notes.

(37)                            Polygon Investment Partner LLP and Polygon Investment Partners LP (the “Investment Managers”), Polygon Investments Ltd. (the “Manager”), Alexander E. Jackson, Reade E. Griffith, and Patrick G.G. Dear share voting and dispositive power of the securities held by the selling stockholder.  The Investment Managers, the Manager, Alexander E. Jackson, Reade E. Griffith and Patrick G.G. Dear disclaim beneficial ownership of the securities held by the selling stockholder.

(38)                            Pursuant to an investment agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated Portfolio.  RGC Management Company, LLC (“Management”) is the general partner of RG Capital.  Steve Katznelson and Gerald Stahlecker serve as the managing members of Management.  Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for an on behalf of the Class A Segregated Portfolio.

(39)                            Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company (“SAC Capital Advisors”), and S.A.C. Capital Management, LLC, a Delaware limited liability company (“SAC Capital Management”), share all investment and voting power with respect to the securities held by the selling stockholder.  Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management.  Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaims beneficial ownership of any the securities covered by this prospectus supplement.

(40)                            Mark Fishman and Sal Naro may be deemed to have beneficial ownership of the Notes relating to the shares of common stock listed for the selling stockholder by virtue of their status as managing members of Sailfish Capital Partners LLC, a Delaware limited liability company, the principal business of which is serving as the investment manager of the selling stockholder.  Each of Mr. Fishman and Mr. Naro have investment and voting power with respect to the Notes relating to the shares of common stock listed for the selling stockholder but disclaim beneficial ownership of such securities.

(41)                            Louise Morwick and Bryn Joynt have been identified by the selling stockholder as the natural persons who exercise voting power and investment control of the Notes relating to the shares of common stock listed for the selling stockholder.

(42)                            Robert Marx has been identified by the selling stockholder as the person who exercises voting power and investment control of the Notes relating to the shares of common stock listed for the selling stockholder.  The selling stockholder has stated that it is an affiliate of SG Americas Securities LLC, a registered broker-dealer, and that it acquired the Notes relating to the shares of common stock listed for the selling stockholder in the ordinary course of business and, at the time of purchase, did not have any agreements, understandings or arrangements, directly or indirectly, with any person to distribute such Notes.

(43)                            TQA Investors, LLC has sole investment power and sole voting power over the Notes relating to the shares of common stock listed for the selling stockholder.  The principals of TQA Investors, LLC related to this investment are Andrew Anderson, Paul Bucci, Robert Butman and George Esser.

(44)                            The selling stockholder has stated that it is an affiliate of UBS Securities LLC, a registered broker-dealer, and that it acquired the Notes relating to the shares of common stock listed for the selling stockholder in the ordinary course of business and, at the time of purchase, did not have any agreements, understandings or arrangements, directly or indirectly, with any person to distribute such Notes.

(45)                            John Succo, Shad Stastney and Sky Lucas have been identified by the selling stockholder as the natural persons who exercise voting power and investment control of  the Notes relating to the shares of common stock listed for the selling stockholder.

(46)                            Shawn Bergerson has been identified by the selling stockholder as the natural person who exercises voting power and investment control of the Notes relating to the shares of common stock listed for the selling stockholder.

(47)                            The selling stockholder is a trustee under an agreement, dated July 8, 1999, with Morris Weissman.